February 12, 2013

BY EDGAR

Mr. Craig E. Slivka

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	William Lyon Homes

Registration Statement on Form S-1

File No. 333-183249

Dear Mr. Slivka:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-183249) (the “Registration Statement”) of William Lyon Homes (the “Company”), initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 10, 2012, as last amended by Amendment No. 4 thereto filed on February 12, 2013. We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on February 13, 2013, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Michael Treska at (714) 755-8197.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

WILLIAM LYON HOMES

By:	/s/ Colin T. Severn
Colin T. Severn
Vice President, Chief Financial Officer and Corporate Secretary

cc:	Michael Treska, Esq.

Latham & Watkins